May 18, 2011

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for Fiscal Year End January 29, 2011
Filed March 29, 2011
File No. 000-14678

Dear Mr. Reynolds:

We have received your comment letter dated May 10, 2011 in regard to our Form 10-K for our fiscal year ended January 29, 2011, filed March 29, 2011. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

Form 10-K for Fiscal Year End January 29, 2011

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

1.	Please confirm that in future filings you will provide the information required by Item 201(a)(1)(ii) of Regulation S-K.

We confirm that in future filings we will provide the information required by Item 201(a)(1)(ii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.	We note the reference to “packaway inventory” on page 22 and statements regarding the cash provided by, and replenishment of, your merchandise inventory. We also note the description of packaway on page four as approximately half of your inventory, which is merchandise purchased “with the intent that it will be stored in our warehouses until a later date.” Please revise your Management’s Discussion and Analysis in future filings to clarify in quantitative and qualitative terms the turnover of your packaway inventory, the effect upon liquidity of the delayed turnover of packaway inventory, and any known trends, events or uncertainties with respect to it. See Item 303(a)(1) of Regulation S-K and Instructions 1 and 2 of Item 303(a). Please provide the draft disclosure.

In response to this comment, we advise the Staff that we plan to revise the discussion of packaway inventory in Management’s Discussion and Analysis in future filings substantially as follows:

Packaway merchandise is purchased with the intent that it will be stored in our warehouses until a later date. The aging of packaway varies by merchandise category and seasonality of purchase, but typically packaway remains in storage less than a semi-annual selling season.

We expect to continue to take advantage of packaway inventory opportunities to deliver bargains to our customers. As a regular part of our business, packaway inventory levels will vary over time based on availability of compelling opportunities in the marketplace.

Changes in packaway inventory levels impact our operating cash flow. At the end of the 2011 first quarter, packaway inventory increased to 48% of total inventory from 47% at the end of fiscal 2010. At the end of the 2010 first quarter, packaway inventory decreased to 33% of inventory from 38% at the end of fiscal 2009. The change in total merchandise inventory, net of the related change in accounts payable, resulted in a use of cash of approximately $85 million for the three months ended April 30, 2011 compared to a source of cash of approximately $74 million for the three months ended May 1, 2010.

We do not believe that fluctuations in our packaway inventory levels will have a material impact on our overall liquidity.

Financial Statements
Notes to Financial Statements
Note A: Summary of Significant Accounting Policies
Revenue, page 35

3.	It appears from your disclosure that revenue from the sale of gift cards is deferred until redeemed for a purchase. Please provide us with and confirm in future filings you will revise to clarify your policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet.

Unlike many retailers, gift cards do not represent a significant source of revenue for Ross. However, in future filings we will revise the description to clarify our policy as it relates to unredeemed gift cards substantially as follows:

Sales of gift cards are deferred until they are redeemed for the purchase of the Company’s merchandise. The Company’s gift cards do not have expiration dates. Based upon historical redemption rates, a small percentage of gift cards will never be redeemed, which represents breakage. The Company recognizes income from gift card breakage as a reduction of operating expenses when redemption by a customer is considered to be remote. Income recognized from breakage was not significant in 2010, 2009 and 2008.

Item 9A – Controls and Procedures
Disclosure Controls and Procedures, page 53

4.	We note your statement that “any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met.” Please provide us with and confirm that in future filings you will revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

In response to the Staff’s comment, we propose to revise our disclosure in future filings with regard to the evaluation and effectiveness of our disclosure controls and procedures so that it would read substantially as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Exhibits

5.	We note exhibit 10.14 appears to be missing attachments, exhibits or appendices. Please confirm that you will file the exhibit in its entirety with your next periodic report pursuant to Item 601(b)(10) of Regulation S-K.

We confirm that we will file exhibit 10.14 in its entirety with our next periodic report pursuant to Item 601(b)(10) of Regulation S-K.

Ross Stores, Inc. acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (925) 965-4315 if you have any additional comments or questions regarding our response.

Sincerely,

/s/ John G. Call
John G. Call
Senior Vice President and Chief Financial Officer
Ross Stores, Inc.

cc:	Adam Scott, Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)